===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                        Date of Report: March 15, 2005

                              CEMEX, S.A. de C.V.
                              -------------------
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
              ------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F
          -----              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X
    ----            ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
================================================================================

================================================================================

                                   Contents

     1. Press release issued by CEMEX, S.A. de C.V., dated March 14, 2005, providing guidance with respect to its projected earnings for the first quarter of 2005 (attached hereto as exhibit 1).

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CEMEX, S.A. de C.V.
                                      -------------------------------------
                                                 (Registrant)


Date:    March 14, 2005                By: /s/ Rafael Garza
      ----------------------          -------------------------------------
                                             Name:  Rafael Garza
                                             Title: Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------

1 Press release issued by CEMEX, S.A. de C.V., dated March 14, 2005, providing guidance with respect to its projected earnings for the first quarter of 2005.

                                                                     EXHIBIT 1

 Media Relations             Investor Relations             Analyst Relations
   Jorge Perez               Abraham Rodriguez                Ricardo Sales
(52 81) 8888-4334            (52 81) 8888-4262                (212) 317-6008


                               [GRAPHIC OMITTED]
                                    CEMEX
                              Building the future


                          CEMEX PROVIDES GUIDANCE FOR
                           THE FIRST QUARTER OF 2005

MONTERREY, MEXICO, March 14, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending March 31, 2005 to remain flat at about US$560 million, reflecting fewer business days versus the same period last year as a result of the earlier occurrence of religious holidays, which last year took place during the second quarter. On a like-to-like basis, adjusting for the fewer business days, EBITDA would be expected to increase by about 5% in the quarter versus the year earlier period. Revenue for the quarter is expected to exceed US$1.9 billion, a 5% increase versus first quarter 2004, while operating income is expected at about US$400 million, an increase of 2% versus the year earlier period.

Rodrigo Trevino, Chief Financial Officer, said: "The fundamental drivers of cement and ready-mix demand remain strong in most of our markets, and we remain on track to achieve our full year guidance of EBITDA growth of about 5% in 2005, excluding RMC and the effect of the previously announced sale of assets in the United States, to more than US$2.6 billion. We are very pleased with the closing of the RMC transaction during this first quarter, as it enhances our position as one of the world's largest building materials companies, improving the balance of our portfolio by diversifying cash flows and better positioning us for profitable growth throughout the cycles".

CEMEX expects cement sales volumes in Mexico to decrease 7% versus the same period last year, in line with the expected decline in national cement consumption for the quarter. Adjusting for the fewer business days this quarter, volumes would be expected to decline 2% when compared to the same period a year ago. National cement consumption in Mexico has been affected this quarter mainly by a 20% increase in rainfall during the first two months of the year versus the same period last year.

The main driver of cement demand in Mexico year-to-date has been the residential sector. Low-income housing continues with a strong performance, and to a lesser extent, middle and high-income housing supported by gradually increasing commercial bank financing. The infrastructure sector remains stable and is expected to improve in the second half of the year as a result of pre-electoral spending. The self-construction sector continues to be weak due to the impact of higher pricing in real terms of building material products versus last year.

Cement sales volumes for CEMEX's operations in the United States are expected to remain flat for the quarter versus the same period a year ago. Adjusting for one less shipping day this quarter, cement volumes would be expected to increase 1% versus first quarter 2004. Cement and ready-mix demand drivers continue to be strong, with increased spending in infrastructure - particularly in streets and highways - and industrial and commercial construction. However, unfavorable weather conditions during the quarter, especially in the western United States, have affected cement demand.

In February we announced the signing of an agreement to sell certain assets in the Great Lakes region in the United States. The closing of this transaction is subject to the satisfaction of customary conditions precedent, and it is expected to occur during the next few weeks.

Cement sales volumes for CEMEX's operations in Spain are expected to increase by about 1% versus the first quarter of last year. Adjusting for the fewer business days this quarter, volumes would be expected to increase by about 6% when compared to the same period a year ago The main drivers of cement demand continue to be a strong residential sector, fueled by a favorable interest rate environment, as well as a healthy public works sector.

Guidance numbers are calculated on the basis of market close exchange rates as of March 11, 2005. CEMEX will begin consolidating the RMC operations starting March 1st, 2005, and as a result, will only consolidate ten months of the year in 2005. Guidance for the first quarter 2005 reflects CEMEX operations only, and excludes the results of RMC operations for March.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information about the company, visit www.cemex.com.

                                   -- ### --

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.